CODE OF ETHICS

Effective August 2012, as amended August 2014

This Code of Ethics (“Code”) is adopted in compliance with the requirements of U.S. securities laws applicable to registered investment advisers. Registered investment advisers are required by Rule 204A-1 under the Investment Advisers Act of 1940, as amended (“Advisers Act”) and Rule 17j-1 under the Investment Company Act of 1940, as amended (“1940 Act”) (where applicable), to adopt a code of ethics which, among other things, sets forth the standards of business conduct required of their supervised persons and requires those supervised persons to comply with the federal securities laws. This Code has been adopted to prevent prohibited conduct as set forth below.

Standards of Business Conduct

Sound Point seeks to foster a reputation for integrity and professionalism. That reputation is a vital business asset. The confidence and trust placed in us by our clients is something we value and endeavor to protect. To further that goal, we have adopted this Code and implemented policies and procedures to prevent fraudulent, deceptive and manipulative practices and to ensure compliance with the Federal Securities Laws and the fiduciary duties owed to our clients.

We are fiduciaries and as such, we have affirmative duties of care, honesty, loyalty and good faith to act in the best interests of our clients. Our clients’ interests are paramount and come before our personal interests. Our Access Persons and Supervised Persons, as those terms are defined in this Code, are also expected to behave as fiduciaries with respect to our clients. This means that each must render disinterested advice, protect client assets (including nonpublic information about a client or a client account) and act always in the best interest of our clients. We must also strive to identify and avoid conflicts of interest, however such conflicts may arise.

Access Persons and Supervised Persons of Sound Point must not:

•	employ any device, scheme or artifice to defraud a client;

•
make to a client any untrue statement of a material fact or omit to state to a client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

•	engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client;

•	engage in any manipulative practice with respect to a client;

•	use their positions, or any investment opportunities presented by virtue of their positions, to personal advantage or to the detriment of a client; or

•	conduct personal trading activities in contravention of this Code or applicable legal principles or in such a manner as may be inconsistent with the duties owed to clients as a fiduciary.

To ensure compliance with these restrictions and the Federal Securities Laws, as defined in this Code, we have adopted, and agreed to be governed by, the provisions of this Code. However, Access Persons and Supervised Persons are expected to comply not merely with the “letter of the law,” but also with the spirit of the law, this Code, and Sound Point’s Investment Adviser Policies and Procedures Manual.

Should you have any doubt as to whether this Code applies to you, you should contact Brian Feldman, the Chief Compliance Officer of Sound Point (“CCO”).

1.	Definitions

As used in the Code, the following terms have the following meanings:

1.1.
Access Persons include (i) any Supervised Person of Sound Point who (a) has access to nonpublic information regarding any client’s purchase or sale of securities; or (b) is involved in making securities recommendations to clients or has access to such recommendations that are nonpublic and (ii) any other person who the CCO determines to be an Access Person (see Beneficial Ownership definition, below).

The CCO will inform all Access Persons of their status as such and will maintain a list of Access Persons on Appendix A.

1.2.
Beneficial Ownership generally means having a direct or indirect pecuniary interest in a security and is legally defined to be beneficial ownership as used in Rule 16a-1(a)(2) under Section 16 of the Securities Exchange Act of 1934, as amended (“Exchange Act”). However, transactions or holdings reports required by Section 5 of this Code may contain a statement that the report will not be construed as an admission that the person making the report has any direct or indirect beneficial ownership in the security or securities to which the report relates.  An Access Person is deemed to have Beneficial Ownership over the accounts of any member sharing the same household and any other relationship that the CCO determines could lead to conflicts of interest.

1.3.
Federal Securities Laws means: (i) the Securities Act of 1933, as amended (“Securities Act”); (ii) Exchange Act; (iii) the Sarbanes-Oxley Act of 2002; (iv) the Investment Company Act of 1940, (v) the Advisers Act; (vi) title V of the Gramm-Leach-Bliley Act; (vii) any rules adopted by the SEC under the foregoing statutes; (viii) the Bank Secrecy Act, as it applies to funds and investment advisers; and (ix) any rules adopted under relevant provisions of the Bank Secrecy Act by the SEC or the Department of the Treasury.

1.4.
Initial Public Offering (“IPO”) means an offering of securities registered under the Securities Act, the issuer of which, immediately before the registration, was not subject to the reporting requirements of Exchange Act Sections 13 or 15(d).

1.5.
Limited Offering means an offering that is exempt from registration under Securities Act Sections 4(2) or 4(6), or pursuant to Securities Act Rules 504, 505 or 506.  Limited Offerings include, without limitation, offerings of securities issued by the private funds advised by Sound Point.

1.6.	Purchase or Sale of a Security includes, among other things, the writing of an option to purchase or sell a security.

1.7.
Reportable Security means any security as defined in Advisers Act Section 202(a)(18) and Investment Company Act Section 2(a)(36) except (i) direct obligations of the Government of the United States; (ii) bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) shares issued by money market funds; (iv) shares issued by open-end funds; and (v) shares issued by unit investment trusts that are invested exclusively in one or more open-end funds.

1.8.
Security Held by a Client means any Reportable Security which is currently held by a client. This definition also includes any option to purchase or sell, and any security convertible into or exchangeable for, a Reportable Security.

2.	Pre-Approval Requirements for Access Persons

2.1.
IPO and Limited Offering Restrictions. Access Persons may not acquire any securities issued as part of an IPO or a Limited Offering, absent prior approval in writing from the CCO.  Any such approval will take into account, among other factors, whether the investment opportunity should be reserved for a client and whether the investment opportunity is being offered to the person because of his or her position with Sound Point.

1.
Reportable Securities. Access Persons may not acquire any Reportable Securities absent prior approval in writing from the CCO.  Shares of exchange-traded funds and closed-end funds not advised by Sound Point are excepted from the pre-approval requirement. In considering an Access Person’s request to engage in a transaction involving a Reportable Security, the CCO shall consider whether the transaction involves a security on the Restricted List or is a Security Held by a Client, in which case the approval shall not be granted, and whether the transaction is otherwise consistent with the Code. Pre-Approval shall be valid for the date of such approval and the next trading day (commonly known as “T+1”).

2.2.
Transactions in Securities Held by a Client.  Access Persons may not engage in a transaction in any Security Held by a Client. Shares of exchange-traded funds and closed-end funds not advised by Sound Point are excepted from this requirement.

2.3.	Transactions in securities of Restricted List issuers. Access Persons may not engage in a transaction in any public security of any issuer on Sound Point’s Restricted List.

2.4.	30 Day Holding Period. Absent the prior written consent of the CCO, no Access Person may sell a Reportable Security within 30 days of acquiring the Reportable Security.

2.5.
Prohibition on Self Pre-clearance or Approval.  No Access Person shall pre-clear his own trades, review his own reports or approve his own exemptions from this Code. When such actions are to be undertaken with respect to the CCO, Kevin Gerlitz will perform such actions as are required of the CCO by this Code.

3.	Additional Requirements

3.1.
Fair Treatment. Access Persons must avoid taking any action which would favor one client or group of clients over another, in violation of our fiduciary duties and applicable law. Access Persons must comply with relevant provisions of our compliance manuals designed to detect, prevent or mitigate such conflicts.

3.2.
Service as Outside Director, Trustee or Executor.  Access Persons shall not serve on the boards of directors of publicly traded companies, or in any similar capacity, absent the prior approval of such service by the CCO following the receipt of a written request for such approval. In the event such a request is approved, “Chinese Wall” procedures may be utilized to avoid potential conflicts of interest.  Other than by virtue of their position with the firm or with respect to a family member, no Access Person may serve as a trustee, executor or fiduciary.  Similarly, Access Persons may not serve on a creditor’s committee. In appropriate circumstances the CCO may grant exemptions from this provision.

4.   Required Reports

4.1.
Initial and Annual Holdings Reports.  Each Access Person must submit to the CCO a report: (i) not later than ten (10) days after becoming an Access Person, reflecting the Access Person’s Reportable Securities as of a date not more than 45 days prior to becoming an Access Person; and (ii) annually, on a date selected by the CCO, as of a date not more than 45 days prior to the date the report was submitted.

4.2.	Holdings reports must contain the following information:

(a)
the title and type of security and as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security in which the Access Person has any direct or indirect Beneficial Ownership;

(b)
the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit. (Note that even those accounts which hold only non-Reportable Securities, must be included); and

(c)	the date the Access Person submits the report.

4.3.
Quarterly Transaction Reports.  Within 30 days after the end of each calendar quarter, each Access Person must submit a report to the CCO covering all transactions in Reportable Securities during the preceding calendar quarter other than those excepted from the reporting requirements.

4.4.	Quarterly Transaction Reports must contain the following information:

(a)
the date of the transaction, the title and as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each Reportable Security involved;

(b)	the nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(c)	the price of the security at which the transaction was effected;

(d)	the name of the broker, dealer or bank with or through which the transaction was effected; and

(e)	the date the Access Person submits the report.

4.5.	Exceptions to Reporting Requirements. The reporting requirements of this Section 4 apply to all transactions in Reportable Securities other than:

(a)	transactions with respect to securities held in accounts over which the Access Person has no direct or indirect influence or control; and

(b)
transactions effected pursuant to an automatic investment plan (i.e., any program in which regular periodic purchases or withdrawals are made automatically in or from investment accounts in accordance with a predetermined schedule and allocation, including, but not limited to, any dividend reinvestment plan (“DRIP”); and

(c)	transactions with respect to accounts that do not have the ability to trade Reportable Securities (such as a 401(k) plan that only allows for mutual fund trading).

4.6.
Matching of Reports.   Reports submitted pursuant to this Section 4 shall be matched (i) to prior pre-approval submissions to confirm  Access Persons are correctly requesting necessary pre-approvals and (ii) to Initial Holdings Reports to ensure all Reportable Securities are being disclosed.

4.7.
Duplicate Statements and Confirms. In order to satisfy the reporting requirements of this Section 4, each Access Person, with respect to each brokerage account in which such Access Person has any direct or indirect beneficial interest, must arrange to have his/her broker mail all brokerage statements, confirmations, and other periodic reports directly to the CCO at the same time they are mailed or furnished to such Access Person.  To the extent that a duplicate brokerage statement lacks some of the information otherwise required to be reported, the missing information must be submitted as a supplement to the statement or confirmation.

5.	Code Notification and Access Person Certifications

The CCO shall provide notice to all Access Persons of their status under this Code, and shall deliver a copy of the Code to each Access Person annually. Additionally, each Access Person will be provided a copy of any Code amendments.  After reading the Code or amendment, each Supervised Person shall make the certification contained in Exhibit A. Annual certifications are due within ten (10) days after the end of each calendar year. Certifications with respect to amendments to the Code must be returned to the CCO within a reasonably prompt time.  To the extent that any Code-related training sessions or seminars are held, the CCO shall keep records of such sessions and the Access Persons attending.

6.	Review of Required Code Reports

6.1.	Reports required to be submitted pursuant to the Code will be reviewed by the CCO or a designee on a periodic basis.

6.2.
Any material violation or potential material violation of the Code must be promptly reported to the CCO. The CCO will investigate any such violation or potential violation and determine the nature and severity of the violation. All violations will be handled on a case-by-case basis in a manner deemed appropriate by the CCO. In each case of a violation, the CCO must determine what actions, if any, are required to cure the violation and prevent future violations.

6.3.	The CCO will keep a written record of all investigations in connection with any Code violations, including any action taken as a result of the violation.

6.4.
Sanctions for violations of the Code may include: verbal or written warnings and censures, monetary sanctions, disgorgement, suspension or dismissal. Where a particular client has been harmed by the violative action, disgorgement may be paid directly to the client; otherwise, monetary sanctions shall be paid to an appropriate charity determined by the CCO.

7.	Recordkeeping and Review

Sound Point will maintain records (which shall be available for examination by the SEC staff) in accordance with Sound Point’s Policy Regarding Recordkeeping, and specifically shall maintain:

(i)	a copy of this Code of Ethics and any other preceding code of ethics that, at any time within the past 5 years, has been in effect in an easily accessible place;

(ii)
a record of any Code of Ethics violation and of any sanctions imposed for a period of not less than 5 years following the end of the fiscal year in which the violation occurred, the first 2 years in an easily accessible place;

(iii)
a copy of each report made by an Access Person under this Code of Ethics for a period of not less than 5 years from the end of the fiscal year in which it is made, the first 2 years in an easily accessible place;

(iv)
a record of all persons who are, or within the past 5 years have been, required to submit reports under this Code of Ethics, or who are or were responsible for reviewing these reports for a period of at least 5 years after the end of the fiscal year in which the report was submitted, the first 2 years in an easily accessible place; and

(v)
a record of any decision, and the reasons supporting the decision, to approve the acquisition by an Access Person of Securities acquired in an Initial Public Offering or Limited Offering, for a period of at least 5 years after the end of the fiscal year in which the approval is granted, the first 2 years in an easily accessible place.

To the extent appropriate and permissible, the CCO may choose to keep such records electronically.

The CCO shall review this Code and its operation annually and may determine to make amendments to the Code as a result of that review. Non-material amendments to this Code should be made no more frequently than annually and shall be distributed as described in Section 5.  Material amendments to the Code may be made at any time.  Annually, the CCO will, where required:

           create a written report that describes any material violations that arose under the Code since the last annual report, remedial steps taken, and sanctions imposed;

           certify that Sound Point has adopted procedures reasonably necessary to prevent violations of the Code; and

           present this report and certification to Sound Point’s senior management and to the Board of Trustees/Directors of all registered investment companies advised by Sound Point.

8.	Reporting Violations

Any Access Person who believes that a violation of this Code has taken place must promptly report that violation to the CCO or to the CCO’s designee. To the extent that such reports are provided to a designee, the designee shall provide periodic updates to the CCO with respect to violations reported.  Access Persons may make these reports anonymously and no adverse action shall be taken against an Access Person making such a report in good faith.

9.	Waivers.

The CCO may grant waivers of any substantive restriction in appropriate circumstances (e.g., personal hardship) and will maintain records necessary to justify such waivers.

10.	Confidentiality

All reports of securities transactions and other information filed pursuant to this Code of Ethics shall be treated as confidential to the extent permitted by law.

11.    Gifts, rebates, contributions or other payments

Sound Point will take reasonable steps to ensure that neither it nor its Supervised Persons offer or give, or solicit or accept, in the course of business, any inducements which may lead to conflicts of interest between Sound Point and its Clients.  Supervised Persons generally may not solicit gifts or gratuities nor give inducements, except in accordance with this Code of Ethics.  The term “inducements” means gifts, entertainment and similar benefits which are offered to or given by Supervised Persons.  Gifts of nominal value or those that are customary in the industry such as meals or entertainment may be appropriate.  Any cash gift or any form of a loan by a Supervised Person to a Client or by a Client to a Supervised Person is not allowed.  A relaxation of, or exemption from, these procedures may only be granted by the CCO.

Discretion must be used in accepting gifts, including invitations for dinners, entertainment, golf outings, sporting events, theater, etc.  No Access Person may accept any gift or preferential treatment (except customary business entertainment such meals and entertainment) valued at more than $200) from any person or entity that: (i) does business with Sound Point; (ii) is or may appear to be connected with any present or future business dealings between Sound Point and such person or entity; or (iii) may create or appear to create a conflict of interest, without the express permission of the CCO.  Similarly, no Access Person should offer any gifts that could be viewed as influencing the decision making or otherwise could be considered as creating a conflict of interest on the part of the recipient.

12.   Outside Employment or Other Activities

Sound Point Supervised Persons are generally prohibited from being employed or compensated by any other entity, serving on the board of directors of any publicly traded companies, and similar conduct except with the prior authorization of the CCO.  Any employment or other outside activity by a Supervised Person may result in possible conflicts of interests for the Supervised Person or for Sound Point and therefore must be reviewed and approved by the CCO.  Outside activities, which must be reviewed and approved, include the following:

(1)	being employed or compensated by any other entity;
(2)	engaging in any other business including part-time, evening or weekend employment; or
(3)	serving as an officer, director, partner, etc., in any other entity.

Written approval for any of the above activities is to be obtained by a Supervised Person before undertaking any such activity so that a determination may be made that the activities do not interfere with any of the Supervised Person’s responsibilities at Sound Point and any conflicts of interests which may be created by such activities may be addressed.  An Supervised Person seeking approval shall provide the following information to the CCO: (1) the name and address of the outside business organization; (2) a description of the business of the organization; (3) compensation, if any, to be received; (4) a description of the activities to be performed; and (5) the amount of time per month that will be spent on the outside activity.  Because Sound Point encourages Supervised Person involvement in charitable, nonpublic organization, civic and trade association activities, these outside activities will generally be approved unless a clear conflict of interest exists.  Supervised Persons must update annually any requests for approval of an outside activity.

Clients governed by the Investment Company Act of 1940 may place additional restrictions on outside business activities and the CCO shall ensure that Supervised Persons adhere to such restrictions.

Records of requests for approval along with the reasons such requests were granted or denied are maintained by the CCO.

Enforcement of this Code of Ethics

CCO’s Duties and Responsibilities

 The CCO shall be primarily responsible for administering and enforcing the provisions of this Code of Ethics.  The CCO shall:

(i)	maintain a current list of all Access Persons;

(ii)	supervise, implement and enforce the terms of this Code of Ethics;

(iii)
(a) provide each Access Person with a current copy of this Code of Ethics and any amendments thereto, (b) notify each person who becomes an Access Person of the reporting requirements and other obligations under this Code of Ethics at the time such person becomes an Access Person, and (c) require each Access Person to provide a signed Certificate of Compliance for the Code of Ethics and Insider Trading Policy;

(iv)	maintain a list of all Securities which Sound Point recommends, holds, or is purchasing or selling, or intends to recommend purchase or sell on behalf of its Clients;

(v)	determine whether any particular Personal Securities Transactions should be exempted pursuant to the provisions this Code of Ethics;

(vi)
maintain files of statements and other information to be reviewed for the purpose of monitoring compliance with this Code of Ethics, which information shall be kept confidential by Sound Point, except as required to enforce this Code of Ethics, or to participate in any investigation concerning violations of applicable law;

(vii)
review all Holdings Reports required to be provided by each Access Person pursuant to this Code of Ethics: (a) for each new Access Person, to determine if any conflict of interest or other violation of this Code of Ethics results from such person becoming an Access Person; and (b) for all Access Persons, to determine whether a violation of this Code of Ethics has occurred;

(viii)
review on a quarterly basis all Securities reported on the Quarterly Transaction Reports required to be provided by each Access Person pursuant to this Code of Ethics for such calendar quarter to determine whether a Code of Ethics violation may have occurred;

(ix)	review any other statements, records and reports required by this Code of Ethics; and

(x)	review on a periodic basis and update as necessary, this Code of Ethics.

Violations of this Code of Ethics

 If the CCO determines that a violation of this Code of Ethics has occurred, the CCO shall prepare a record of explanatory material regarding such violation and shall immediately take remedial or corrective action.  The CCO shall monitor his own Securities holdings and transactions in accordance with the reporting requirements set forth in this Policy.

 If the CCO finds that a Supervised Person has violated this Code of Ethics, the CCO will impose upon such Supervised Person sanctions that the CCO deems appropriate in view of the facts and circumstances.  Sanctions with respect to any Supervised Person (other than a principal) may include written warning, suspension or termination of employment, a letter of censure and/or restitution of an amount equal to the difference between the price paid or received by the offending Supervised Person.  In addition, Sound Point reserves the right to require the offending Supervised Person to reverse, cancel or freeze, at the Supervised Person’s expense, any transaction or position in a specific Security if Sound Point believes the transaction or position violates this Code of Ethics and/or Sound Point’s general fiduciary duty to its Clients, or otherwise appears improper.

 All violations of this Code of Ethics must be immediately reported to the CCO.